SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2007
Commission File No. 333-05752
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐ No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
_________.)

SIGNATURES

CNH GLOBAL N.V.
Form 6-K for the month of December 2007
List of Exhibits:
1.	Registrant’s Summary North American Retail Unit Sales Activity For Selected Agricultural Equipment During the Month of November and Cumulative for 11 Months 2007, and Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of October 2007 Relative to Industry Results or Levels, Compared with Prior Year Periods.

2.	Registrant’s Estimated North American Retail Unit Sales Activity for Selected Construction Equipment during the Month of November and cumulative for 11 Months of 2007, Relative to Industry Results or Levels, Compared with Prior Year Periods.

CNH Global N.V.
Summary North American Retail Unit Sales Activity
For Selected Agricultural Equipment
During the Month of November and Cumulative for 11 Months 2007,
and Indicators of North American Dealer Inventory Levels for Selected Agricultural
Equipment at the End of October 2007
Relative to Industry Results or Levels, Compared with Prior Year Periods
The following table summarizes selected agricultural equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (‘AEM’) and of the Canadian Farm and Industrial Equipment Institute (‘CFIEI’).
These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.
Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.’s dealer’s inventory levels for the same periods are described relative to the industry levels.
This information reflects point-in-time data that is not necessarily representative of either the market or of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.
Copies of the relevant monthly Agricultural Flash reports from AEM and CFIEI follow the table.

Page 2	CNH Global N.V.	November N.A. Activity

SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY

Total North
	American	CNH RELATIVE PERFORMANCE
CATEGORY	INDUSTRY	(All Brands)
RETAIL UNIT SALES:
MONTH of November 2007

Agricultural Tractors:
under 40 horsepower (2WD)	(7.6)%	Down low double digits, slightly more than the industry

40 to 100 horsepower (2WD)	+5.8%	Up low double digits, slightly better than the industry

over 100 horsepower (2WD)	+56.7%	Up high double digits moderately less than the industry

4 wheel drive tractors	+84.5%	Up high double digits, moderately less than the industry

Sub total tractors over 40 hp	+17.0%	Up moderate double digits, moderately better than the industry

Total Ag tractors	+3.8%	Up low double digits, moderately better than the industry

Combines	+54.1%	Up high double digits, in-line than the industry

RETAIL UNIT SALES:
11 MONTHS 2007

Agricultural Tractors:
under 40 horsepower (2WD)	(3.3)%	Down mid single digits, in-line with the industry

40 to 100 horsepower (2WD)	+3.7%	Up low double digits, moderately better than the industry

over 100 horsepower (2WD)	+20.5%	Up moderate double digits, significantly better than the industry

4 wheel drive tractors	+21.1%	Up moderate double digits, significantly better than the industry

Sub total tractors over 40 hp	+7.4%	Up moderate double digits, significantly better than the industry

Total Ag tractors	+1.4%	Up low double digits, moderately better than the industry

Combines	+12.9%	Up moderate double digits, significantly better than the industry

AG DEALER INVENTORIES:
END OF October 2007

Agricultural Tractors:
under 40 horsepower (2WD)	5.3 months supply	1/2 month less than the industry

40 to 100 horsepower (2WD)	4.7 months supply	1/2 month less than the industry

over 100 horsepower (2WD)	3.7 months supply	in line with the industry

4 wheel drive tractors	3.2 months supply	1/2 month less than the industry

Total tractors	4.9 months supply	1/2 month less than the industry

Combines	1.7 months supply	1 month more than the industry

Dated: December 11, 2007

Industry Trends
U.S. Ag Flash Reports

November 2007 Flash Report
(Report released 12/11/2007)
To download a PDF of this report, please click here.
Copyright, AEM. All rights reserved. If data is referenced, please acknowledge AEM as the source.

							October 2007
	November	November		Y-T-D	Y-T-D		U.S. Field
Equipment	2007	2006	% Chg.	2007	2006	% Chg.	Inventory
Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	5,061	5,760	(12.1%)	108,831	114,486	(4.9%)	51,260
40 & Under 100 HP	3,846	3,775	1.9%	71,669	68,955	3.9%	30,748
100 HP & Over	1,083	704	53.8%	18,236	14,851	22.8%	5,685

Total - 2 Wheel Drive	9,990	10,239	(2.4%)	198,736	198,292	0.2%	87,693

Total - 4 Wheel Drive	203	108	88.0%	3,300	2,714	21.6%	938

Total Farm Wheel Tractors	10,193	10,347	(1.5%)	202,036	201,006	0.5%	88,631

Combines (Self-Propelled)	379	263	44.1%	6,207	5,368	15.6%	921

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the fifty states and the District of Columbia.
Ag Flash Report is updated by the 15th of the month.
Interested in subscribing to market data reports? Click here. For further information, please contact Deb Carson at 414-298-4146.
To U.S. Ag Flash Report Archive >>

© 2007, AEM Association of Equipment Manufacturers Toll Free: 866-AEM-0442 Click here to read our Legal and Privacy Information Contact Us	Headquarters Office 6737 W. Washington Street, Suite 2400 Milwaukee, Wl 53214-5647 Phone: 414-272-0943 Fax: 414-272-1170

Industry Trends
Canadian Ag Flash Reports

November 2007 Flash Report Canada Unit Retail Sales
(Report released 12/11/2007)
These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the Provinces of Canada.
To download a PDF of this report, please click here.
Copyright, AEM. All rights reserved. If data is referenced, please acknowledge AEM as the source.

	November			November Y-T-D			October
							2007	2006
							Canadian	Canadian
							(Field)	(Field)
Equipment	2007	2006	% Chg.	2007	2006	% Chg.	Inventory	Inventory
Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	753	533	41.3%	10,788	9,181	17.5%	5,110	4,665
40 & Under 100 HP	719	541	32.9%	6,708	6,647	0.9%	2,905	3,062
100 HP & Over	431	262	64.5%	3,681	3,344	10.1%	1,487	1,598
Total - 2 Wheel Drive	1,903	1,336	42.4%	21,177	19,172	10.5%	9,502	9,325

Total - 4 Wheel Drive	70	40	75.0%	696	586	18.8%	172	159

Total Farm Wheel Tractors	1,973	1,376	43.4%	21,873	19,758	10.7%	9,674	9,484

Combines (Self-Propelled)	148	79	87.3%	1,501	1,461	2.7%	275	389
These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution.
Ag Flash Report is updated by the 15th of the month.
Interested in subscribing to market data reports? Click here. For further information, please contact Deb Carson at 414-298-4146.
Go To Canadian Aq Flash Reports Archive >>

© 2007, AEM Association of Equipment Manufacturers Toll Free: 866-AEM-0442 Click here to read our Legal and Privacy Information Contact Us	Headquarters Office 6737 W. Washington Street, Suite 2400 Milwaukee, Wl 53214-5647 Phone: 414-272-0943 Fax: 414-272-1170

CNH Global N.V.
Estimated North American Retail Unit Sales Activity
For Selected Construction Equipment
During the Month of November and cumulative for 11 Months of 2007,
Relative to Industry Results or Levels, Compared with Prior Year Periods
The following table summarizes CNH’s estimates of selected construction equipment industry retail unit sales results in North America as compared with prior year periods. Estimated industry results for the current periods are expressed in terms of the percentage change from the prior year periods, by major product category.
These industry preliminary estimates are based on unit sales and are believed to include most, but not all, of the equipment sold in each of the categories. The estimates are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results also will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.
This information reflects point-in-time data that is not necessarily representative of either the market or of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.

Estimated North American Retail Activity – November 2007

Total North
	American	CNH RELATIVE PERFORMANCE
CATEGORY	INDUSTRY	(All Brands)
RETAIL UNIT SALES:
MONTH of November 2007

Loader/backhoes	Down low double digits	Down low double digits, Slightly more than the industry

Skid Steer Loaders	Up low single digits	Up low single digits, Equal to the industry

Total Light Equipment	Flat	Down low single digits, in line with the industry

Total Heavy Construction Equipment	Down low double digits	Down mid single digits, Moderately better than the industry

RETAIL UNIT SALES:
11 MONTHS 2007

Loader/backhoes	Down low double digits	Down low double digits, Equal to the industry

Skid Steer Loaders	Down low double digits	Down low double digits, in line with the industry

Total Light Equipment	Down low double digits	Down low double digits, in line with the industry

Total Heavy Construction Equipment	Down low double digits	Down moderate double digits, moderately more than the industry

Dated: December 11, 2007

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Rubin J. McDougal
Rubin J. McDougal
Chief Financial Officer

December 12, 2007